Seaport West
155 Seaport Boulevard
Boston, MA 02210-2600

617.832.1000 main
617.832.7000 fax

December 22, 2017	Daniel S. Clevenger 617 832 1283 direct dclevenger@foleyhoag.com

Via EDGAR

Mr. Russell Mancuso Branch Chief Office of Electronics and Machinery United States Securities and Exchange Commission Division of Corporate Finance 100 F Street, NE Washington, DC 20549

Re:	Sensata Technologies Holding plc Amendment No. 4 to Registration Statement on Form S-4 Filed December 22, 2017 File No. 333-220735
Dear Mr. Mancuso:
On behalf of Sensata Technologies Holding plc (“Sensata”), please find transmitted herewith for filing Sensata’s Pre-Effective Amendment No. 4 (“Amendment No. 4”) to its registration statement on Form S-4 filed with the Securities and Exchange Commission (the “Commission”) on September 29, 2017 (File No. 333-220735), as amended by Amendment No. 1 to the registration statement filed with the Commission on November 13, 2017, Amendment No. 2 to the registration statement filed with the Commission on December 8, 2017 and Amendment No. 3 to the registration statement filed with the Commission on December 11, 2017 (as so amended, the “Registration Statement”), in accordance with the Securities Act of 1933, as amended, and pursuant to Rule 101(A) of Regulation S-T promulgated thereunder. As a courtesy to the Staff, two copies of Amendment No. 4 are being provided under separate cover, along with two additional copies that have been marked to show the changes effected in the Registration Statement by Amendment No. 4.
Amendment No. 4 is being filed principally in response to comments of the Staff set forth in the Commission’s letter of December 20, 2017 (the “Letter”). The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Letter. References to

ATTORNEYS AT LAW	BOSTON | NEW YORK | PARIS | WASHINGTON | FOLEYHOAG.COM

December 22, 2017

page numbers (other than in headings taking from the Letter) are to pages of the proxy statement/prospectus that forms part of the Registration Statement (the “Prospectus”) as revised and included in Amendment No. 4. Other changes have also been made to the Registration Statement in Amendment No. 4, as indicated in the marked materials.
On behalf of Sensata, we respond to the specific comments of the Staff as follows:
UK Tax Considerations, page 48
1.We note your revisions in response to prior comment 3. Please tell us the purpose of indicating that the opinion of material tax matters in non-exhaustive. It is unclear whether you have omitted material income tax consequences.

Response:    Sensata respectfully advises the Staff that the disclosure in question was not intended to imply that any material income tax consequences were omitted from the discussion included in the Prospectus. To avoid any misunderstanding, the disclosure in question has been revised to delete the word “non-exhaustive.”
2.Given the uncertain about the stamp duty reserve tax mentioned in your revisions in response to prior comment 4, disclose the amount of the tax if the stamp duty were to be imposed and include appropriate risk factor disclosure.

Response:    Sensata has included in Amendment No. 4 additional risk factor disclosure to address the uncertainty regarding the application of the stamp duty reserve tax, which includes an estimate of the total amount of stamp duty reserve tax, in the event it was assessed.
Exhibits
Exhibit 5.1
3.We note your response to prior comments 6 and 7; however, the language added to section 1.3.1 refers only to the searches and not the enquiries. Also, the statement in section 1.3.1 regarding the document review appears to indicate that counsel reviewed only the documents relevant to the valid issuance opinion and not the complete opinion given. File an opinion that considers all appropriate facts and law.

Response:    Section 1.3.1 of exhibit 5.1 has been revised to clarify that the language previously added to section 1.3.1 applies to both the searches and the enquiries and to clarify further that the documents reviewed by counsel are those it understands to be relevant to the issuance of its opinion. As revised, section 1.3.1 reads as follows:
1.3.1    we have reviewed only the documents referred to in paragraph 1 of Schedule 1 (Documents, Searches and Enquiries) which we understand to be the only documents in existence which are relevant to the issuance of this opinion, and conducted only those searches and enquiries referred to in paragraph 2 of Schedule 1 (Documents, Searches and Enquiries) which consist of the searches and enquiries typically undertaken in connection with the giving of an English legal opinion of this type and which we deem to be the searches and enquiries necessary to issue this Opinion.
Exhibit 8.2

ATTORNEYS AT LAW	BOSTON | NEW YORK | PARIS | WASHINGTON | FOLEYHOAG.COM

December 22, 2017

4.The page numbers mentioned in section 3.1 and 5.1 appear to be incorrect. File a revised opinion that addresses material tax consequences to shareholders disclosed throughout your filing.

Response:    Sections 3.1 and 5.1 of exhibit 8.2 have been revised to correct the page number references included therein. Sensata respectfully advises the Staff that consistent with Section III.B.2 of Staff Legal Bulletin No. 19, exhibit 8.2 comprises a “short-form” opinion pursuant to which the tax disclosure included under the heading “Material Tax Considerations Relating to the Merger — Dutch Tax Considerations” is the opinion of Loyens & Loeff N.V. regarding the material Dutch tax consequences of the merger contemplated by the Registration Statement. Sensata confirms that while summaries of or references to the Dutch tax consequences of the merger are included in other sections of the Prospectus, in each case those summaries or descriptions refer to matters that are fully described and included in the disclosure provided under the heading “Material Tax Considerations Relating to the Merger — Dutch Tax Considerations.”
5.We note your response to prior comment 11. Please ask counsel who provided exhibit 8.2 and 8.3 to confirm to us its understanding that liability under the relevant United States federal securities laws may not be limited, and that any contrary condition, stipulation or provision is void.

Response:    Sensata advises the Staff that it has requested counsel who provided exhibits 8.2 and 8.3 to provide the confirmations describe in the Staff’s comment and that those confirmations will be filed separately with the Staff as correspondence.
Exhibit 8.3
6.It appears from section 1.3 that counsel has not opined on page 10 that the transaction should not result in corporation tax or capital gains tax. Please ensure that each of the tax opinions you have filed addresses material tax consequences to shareholders disclosed throughout your filing. In this regard, note prior comment 4 regarding opinions subject to uncertainty and, if section 1.3 is intended to convey a limited search or enquiry, see prior comment 6.

Response:    Sensata advises the Staff that the disclosure in question has been revised to confirm that that the transaction will not result in corporation tax or capital gains tax, and section 2 of exhibit 8.3 has been revised to confirm that this statement is covered by the opinion rendered in exhibit 8.3. Sensata confirms that while summaries of or references to the UK tax consequences of the merger are included in various sections of the Prospectus, in each case those summaries or descriptions refer to matters that are fully described and included in the disclosures which comprise the opinion included in exhibit 8.3. Section 1.3 of exhibit 8.3 is not intended to convey a limited search or enquiry and has been revised to make clear that counsel has reviewed all documents and materials it deems necessary in order to render its opinion.
7.We note the language added to Section 1.5 of Exhibit 8.3 that the opinion is given subject to statements made in a representation letter that has been delivered to counsel by Sensata UK. Similarly, we note that the Exhibit 8.2 opinion referred to under “Dutch Tax Considerations” is based on statements contained in certificates provided to Loyens & Loeff N.V. Ensure that the conditions and qualifications are adequately

ATTORNEYS AT LAW	BOSTON | NEW YORK | PARIS | WASHINGTON | FOLEYHOAG.COM

December 22, 2017

described in the registration statement and that the opinions disclose the assumptions on which the opinions are based.

Response:    Sensata respectfully advises the Staff that, in each case, the representations letters provided to Clifford Chance LLP and Loyens & Loeff N.V. address only matters of fact, and do not include any assumptions, conditions, qualifications or limitations. Section 1.5 of exhibit 8.3 and the disclosure on page 45 of the Prospectus under the heading “Dutch Tax Considerations” have been revised to clarify further that there are no conditions or qualifications to the opinions set forth in exhibits 8.2 and 8.3 beyond those that are described in the registration statement and the opinions and that all assumptions on which those opinions are based have been fully disclosed.
8.We note the revisions to Assumption 2 on Schedule 1. Tell us the effect on the counsel’s opinion if the assumption proved to be incorrect. Also provide us your analysis of whether that potential effect requires risk factor disclosure in your prospectus.

Response:    As a company incorporated in the United Kingdom, Sensata-UK will be resident in the United Kingdom for tax purposes unless (a) it is also resident in another jurisdiction under the laws of that other jurisdiction and (b) under a tax treaty to which the United Kingdom and that jurisdiction are parties, the residence in the other jurisdiction takes priority over that in the United Kingdom. If that were the case, Sensata-UK would not be considered tax resident in the United Kingdom and would generally not be subject to the United Kingdom’s tax regime. Because the opinion of Clifford Chance LLP relates to UK tax considerations of the proposed merger, such an outcome would cause that opinion to be inapplicable.
The determination as to whether Sensata-UK will be considered resident for tax purposes in a jurisdiction other than the United Kingdom will be made pursuant to the laws of the foreign jurisdiction in question. However, because Sensata-UK is incorporated in the United Kingdom and, as disclosed in the proxy statement/prospectus which forms a part of the Registration Statement, Sensata-UK intends to maintain its principal executive offices in Attleboro, Massachusetts, Sensata-UK believes it to be highly unlikely that it will be considered resident for tax purposes in any jurisdiction other than the United Kingdom and respectfully submits that the assumption by Clifford Chance LLP that Sensata-UK will not be treated under the laws of any non-United Kingdom jurisdiction as tax resident in any country other than the United Kingdom is reasonable and appropriate.
In addition, Sensata-UK respectfully advises the Staff that it understands that the United Kingdom is a party to over 130 treaties that provide a mechanism for determining the jurisdiction that will have priority for tax residency purposes. Accordingly, any disclosure regarding the impact of Sensata-UK being considered tax resident in a jurisdiction other than the United Kingdom would necessarily involve significant speculation by Sensata-UK as to which jurisdiction’s law would apply and the facts that would underlie any such analysis. When considered in light of the remote likelihood that Sensata-UK will be considered tax resident in a jurisdiction other than the United Kingdom, neither Sensata-UK nor Sensata-Netherlands believes that risk factor disclosure relating to this matter in the proxy statement/prospectus is required or would be helpful to investors in determining whether to vote to approve the merger proposal.
Other changes have also been made to the Registration Statement in Amendment No. 4, as indicated in the marked materials.

ATTORNEYS AT LAW	BOSTON | NEW YORK | PARIS | WASHINGTON | FOLEYHOAG.COM

December 22, 2017

If you have any questions regarding this filing or these supplemental responses, please do not hesitate to contact me at (617) 832-1283.
Sincerely,
/s/ Daniel S. Clevenger
Daniel S. Clevenger
DSC:

cc:	Steven Reynolds
Mary Shields

ATTORNEYS AT LAW	BOSTON | NEW YORK | PARIS | WASHINGTON | FOLEYHOAG.COM